RetireOne Investment Services, LLC

(SEC ID No 8-69640)

Financial Statement
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69640

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/25_ AND ENDING _12/31/25_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __RetireOne Investment Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__222 South First Street, Suite 600__

(No. and Street)

Louisville	KY	40202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company__

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley PA	19006
(Address)	(City) (State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Edward J. Mercier_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __RetireOne Investment Services, LLC_____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Edward J Mercier_____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RetireOne Investment Services, LLC
Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged with Governance of
RetireOne Investment Services, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of RetireOne Investment Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
February 24, 2026

2617 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006
215.884.8460

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
(in thousands)

Cash	$	299
Receivables from product sponsors		724
Other assets and prepaid expenses		72
Total assets	$	1,095
Liabilities:		
Accounts payable and accrued liabilities	$	211
Payable to affiliate		44
Total liabilities		255
Member's equity		840
Total liabilities and ownership equity	$	1,095

The accompanying notes are an integral part of these financial statements.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

RetireOne Investment Services, LLC ("the Company") is a wholly-owned subsidiary of RetireOne, Inc. ("RetireOne", "Parent"). Prior to October 15, 2019, the Company was a wholly-owned subsidiary of The Edelman Financial Engines Center, LLC. On December 9, 2025, RetireOne became a wholly-owned subsidiary of Simplicity Financial Marketing Group Holdings, Inc. RetireOne provided administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities during 2025.

Nature of Operations

The Company, a Delaware limited liability company, is a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily engages in providing investment services to its clients related to mutual fund and annuity investments made on an application-way basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Receivables

Accounts receivable ("receivables from product sponsors") are stated at their realizable value. All of the Company's receivables are non-interest bearing. The Company did not record any allowance for doubtful accounts as of December 31, 2025.

Allowance for Credit Losses

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20, Financial Instruments - Credit losses requires the immediate recognition of management's estimates of current expected credit losses. The Company has evaluated the impact of ASC 326-20, specifically as it relates to the Company's expectation of the collectability of financial instruments, including fees and other receivables. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collect ability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 180 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided for an allowance for credit losses as of December 31, 2025.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the income of the Company is included in the taxable income of RetireOne.

Commissions Revenue

In accordance with ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The Company generates sales-based and trailing commissions revenue:

- Sales-based commissions revenue is recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is fulfilled on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Sales-based commissions revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

- Trailing commissions revenue is variable and is recognized over time, which is typically monthly or quarterly. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the mutual fund and variable annuities, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known.

Statement of Cash Flows and Concentrations

For purposes of the statement of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents as well as certificates of deposit with original maturities of one year or less when purchased. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits of $250,000.

Segment Reporting

On January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expense.

The Company follows Accounting Standard Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment

information by requiring companies to disclose on an annual and interim basis, significant reportable segment expenses that are regularly reported to the Chief Operating Decision Maker ("CODM") and included within each reported measure of the segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company has one reportable segment: Investment services, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the President as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the stockholder. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported in the accompanying statement of operations. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

For the year ended December 31,2025, the Company operates in a single segment and the CODM is the Chief Executive Officer.

2. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

3. CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

Financial assets that potentially subject the Company to concentrations of credit risk primarily consist of receivables from product sponsors.

Revenue from three product sponsors in which the Company transacts application-way business represented 50% of total revenue for 2025.

The Company is subject to risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $250 thousand. As of December 31, 2025, the Company did not have any deposits in excess of FDIC insured limits. Management does not consider this risk to be significant.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with RetireOne for certain administrative services and facilities costs. As part of this arrangement, certain employees of RetireOne provided administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities. The Company and RetireOne agreed to reasonable allocation of costs charged to the Company for services provided by the RetireOne employees. Accordingly, the financial statements may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated entity. Amounts charged to the Company for these services in 2025 were $1.7 million and are presented as service charges on the Statement of Operations. The Company owed RetireOne $44 thousand as of December 31, 2025.

The Company has entered into an agreement with RetireOne to offer and sell variable insurance products through common employees and representatives of the Company and RetireOne. Amounts charged to the Company for these services are presented as commission revenue on the Statement of Operations. There were no amounts owed to the Company as of December 31, 2025.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as a registered broker-dealer. As of December 31, 2025, the Company had net capital, as defined, of $44 thousand, which was $27 thousand in excess of the required minimum net capital of $17 thousand. As of December 31, 2025, the Company had aggregate indebtedness of $255 thousand and its aggregate indebtedness to net capital ratio was 5.87 to 1.

The Company made distributions of capital totaling approximately $2.1 million to RetireOne during 2025.

6. SUBSEQUENT EVENTS

The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.